August 18, 2025

Sean A. Windeatt
Co-Chief Executive Officer
BGC Group, Inc.
499 Park Avenue
New York, NY 10022

       Re: BGC Group, Inc.
           Registration Statement on Form S-4
           Filed August 11, 2025
           File No. 333-289500
Dear Sean A. Windeatt:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Dana Brown at 202-551-3859 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets
cc:   Leland S. Benton